Filed by New Century Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: New Century Financial Corporation

Commission File No: 000-22633

[LOGO OF NEW CENTURY]

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On September 10, 2004, we issued the following press release:

[LOGO OF NEW CENTURY]	News Release

FOR ADDITIONAL INFORMATION CONTACT:

New Century Financial Corporation	Carrie Marrelli, VP, Investor Relations
18400 Von Karman, Suite 1000	(949) 224-5745
Irvine, CA 92612	Erin Freeman, VP, Corporate Communications (949) 862-7624

New Century Increases Quarterly Dividend to $0.23 per Share

Company to Webcast its 2004 Annual Meeting of Stockholders

Irvine, Calif., September 10, 2004, New Century Financial Corporation (Nasdaq: NCEN), one of the nation’s largest non-prime mortgage finance companies, announced today that its board of directors has approved a quarterly cash dividend payment to the company’s common stockholders at the rate of $0.23 per share. The company will pay the dividend on October 29, 2004 to stockholders of record at the close of business on September 24, 2004. The declaration of any future dividends will be subject to the company’s earnings, financial position, capital requirements, contractual restrictions and other relevant factors.

2004 Annual Meeting of Stockholders

The company will host its 2004 Annual Meeting of Stockholders on September 15, 2004 at 9:00 a.m. pacific daylight time. A live and archived audio webcast of the meeting will be available on the Investor Relations section of the company’s Web site at www.ncen.com.

About New Century

New Century Financial Corporation is one of the nation’s largest non-prime mortgage finance companies, providing first and second mortgage products to borrowers nationwide through its operating subsidiaries. New Century is committed to serving the communities in which it operates with fair and responsible lending practices. To find out more about New Century, please visit www.ncen.com.

# # # #

Safe-Harbor Regarding Forward Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements under federal securities laws and New Century intends that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. New Century cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements. Such factors include, but are not limited to, (i) the condition of the U.S. economy and financial system, (ii) the interest rate environment, (iii) the stability of residential property values, (iv) the potential effect of new state or federal laws or regulations, (v) the effect of increasing competition in New Century’s sector, (vi) New Century’s ability to maintain adequate financing facilities, (vii) the outcome of litigation or regulatory actions pending against New Century, and (viii) the risks identified in New Century’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2003, and its other periodic filings with the Securities and Exchange Commission. New Century assumes no obligation to update the forward-looking statements contained in this press release.

Proxy Information

This press release may be deemed to be solicitation material in connection with our previously announced plan to convert to a real estate investment trust (REIT). In connection with the proposed REIT conversion, a preliminary proxy statement/prospectus that is part of the registration statement on Form S-4, as amended, of New Century REIT, Inc., a wholly-owned subsidiary of New Century, was filed with the Securities and Exchange Commission on April 22, 2004. The preliminary proxy statement/prospectus is a proxy statement of New Century and prospectus of New Century REIT, Inc. Investors are urged to read the preliminary proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission, including the definitive proxy statement/prospectus when available, because they will contain important information.

You will be able to obtain the documents free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed by New Century with the Securities and Exchange Commission free of charge by requesting them in writing from New Century Financial Corporation, 18400 Von Karman, Suite 1000, Irvine, California, 92612, Attention: Carrie Marrelli, or by telephone at (949) 224-5745.

Participants in Solicitation

New Century and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of New Century in connection with the proposed REIT conversion. Information about the directors and executive officers of New Century and their ownership of New Century stock are set forth in the preliminary proxy statement/prospectus. Investors are also urged to review the information regarding the interests of such participants in the definitive proxy statement/prospectus when filed with the Securities and Exchange Commission.